UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-49349

08029016

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KIPLING CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

100 SHORELINE HIGHWAY SUITE 200-B
(No and Street)

MILL VALLEY (City) CALIFORNIA (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. RANDALL BIGONY (415) 339-4085
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TA 3/20

OATH OR AFFIRMATION

I, **F. RANDALL BIGONY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KIPLING CAPITAL, INC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal

Title

see attached certificate

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______ Signature of Document Signer No. 1 ______ Signature of Document Signer No. 2 (if any)

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this

28 (Date) day of February (Month), 2008 (Year), by

(1) Fredrick Randall Bigony (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

RENEE LYNNE PIFER
Commission # 1785929
Notary Public - California
Marin County
My Comm. Expires Jan 11, 2012

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Kipling Capital Inc - annual Audit Report

Document Date: 12-31-07 Number of Pages: 16

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Kipling Capital, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Kipling Capital, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Capital, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

February 25, 2008

Kipling Capital, Inc.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents		$ 293,988
Accounts receivable		110,039
Subordinated notes receivable		1,000,000
Accrued interest receivable		35,107
Other assets		18,130
Property and equipment, net of $74,433 accumulated depreciation		83,445
Total assets		$ 1,540,709

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses		$ 51,322
Taxes payable		29,000
Total liabilities		80,322
Stockholders' equity		
Common stock (no par value; 10,000,000 shares authorized; 500,000 shares issued and outstanding)	$ 5,000	
Additional paid-in capital	83,907	
Retained earnings	1,371,480	
Total stockholders' equity		1,460,387
Total liabilities and stockholders' equity		$ 1,540,709

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Income

For the Year Ended December 31, 2007

Revenue	
Commission revenue	$ 2,745,840
Investor Servicing Fees	666,697
Interest income	97,174
Other income	72,357
Total income	3,582,068
Expenses	
Compensation and benefits	540,229
Marketing	125,224
Professional fees	123,003
Rent	58,981
Depreciation	25,448
Regulatory fees	11,594
Other operating expenses	187,726
Total expenses	1,072,205
Income before income taxes	2,509,863
Income tax expense	37,200
Net income	$ 2,472,663

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2007

	Contributed Capital	Paid in Capital	Retained Earnings	Stockholders' Equity
December 31, 2006	$ 5,000	$ 83,907	$ 389,404	$ 478,311
Distributions			(1,490,587)	(1,490,587)
Net income			2,472,663	2,472,663
December 31, 2007	$ 5,000	$ 83,907	$ 1,371,480	$ 1,460,387

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,472,663
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	25,448
(Increase) decrease in:	
Accounts receivable	(23,203)
Accrued interest receivable	(35,107)
Other assets	20,176
Increase (decrease) in:	
Accounts payable and accrued expenses	14,600
Taxes payable	28,144
Net cash provided (used) by operating activities	2,502,721
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(23,893)
Purchase of subordinated notes receivable	(1,000,000)
Net cash provided (used) by investing activities	(1,023,893)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(1,490,587)
Net increase (decrease) in cash and cash equivalents	$ (11,759)
Cash and cash equivalents, beginning of year	305,747
Cash and cash equivalents, end of year	$ 293,988
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 9,056

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2007

(1) Organization

Kipling Capital, Inc. (the Company) is a broker-dealer in securities primarily engaged in the sale of Direct Participation Programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a percentage of the profits upon the sale of the underlying properties held in certain Direct Participation Programs. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not yet been collected. Accounts receivable considered uncollectible are charged to expense when they are deemed uncollectible.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2007. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $37,200.

(3) Risk Concentrations

At December 31, 2007, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $194,988.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 62% of revenue was generated from two customers and 43% of accounts receivable is due from one customer.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $208,829, which exceeded the requirement by $203,149.

(5) Notes Receivable

On May 9, 2007, the Company received a subordinated secured promissory note with 14% interest per annum in exchange for $800,000 cash. The first interest payment accrued through September 30, 2007 and each payment thereafter is payable each quarter in arrears.	$ 800,000
On June 28, 2007, the Company received a subordinated secured promissory note with 14% interest per annum in exchange for $200,000 cash. The first interest payment accrued through September 30, 2007 and each payment thereafter is payable each quarter in arrears.	200,000
	$ 1,000,000

Both promissory notes are with Chileno Bay Development Partners L.P. (CBDP). Shareholders of the Company are general and limited partners of CBDP. The notes mature one year from the date of issuance with an option for one six month extension. At CBDP's option, the notes may be redeemed at any time subsequent to June 30, 2007 for 100% of the principal plus any accrued interest. During 2007, the Company received $51,380 in interest and was owed accrued interest of $35,107 at December 31, 2007. The notes are secured by certain partnership interests owning real estate in Mexico and are subordinated to defined senior obligations.

(6) Lease Obligation

The Company has agreed to pay Kipling Partners LLC fifty percent of the rent according to the terms of the lease agreement. The Company may terminate the agreement with 90 days written notice.

(7) Subsequent Event

On January 1, 2008, in a complete redemption, the Company purchased one shareholder's 18% interest in the Company in exchange for $272,780 of the CBDP note receivable and certain future contingent income rights over the next three years.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31. 2007

Net Capital		
Total stockholder's equity qualified for net capital		$ 1,460,387
Less: Non-allowable assets		
Accounts receivable	$ 110,039	
Subordinated notes receivable	1,000,000	
Accrued interest receivable	35,107	
Other assets	18,130	
Property and equipment (net)	83,445	
Total non-allowable assets		1,246,721
Net capital		213,666
Net minimum capital requirement of 6.67% of aggregate indebtedness of $80,322 or $5,000, whichever is greater		5,355
Excess net capital		$ 208,311

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2007	$ 242,666
Decrease in stockholders' equity	(8,747)
Increase in non-allowable assets	(20,253)
Net capital per above computation	$ 213,666

Kipling Capital, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Kipling Capital, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Kipling Capital, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2008

[signature] + Associates

END